LETTER OF CONFIRMATION			Trust Company of Canada
May 18, 2005		#710, 530 - 8th Ave., SW
Calgary, AB
To:	Alberta Securities Commission	T2P 3S8	Canada
	British Columbia Securities Commission	Telephone 1-800-564-6253	Australia
	Manitoba Securities Commission	www.computershare.com	Channel Islands
	Office of the Administrator, New Brunswick		Hong Kong
	Securities Commission of Newfoundland and Labrador		Germany
	Nova Scotia Securities Commission		Ireland
	Ontario Securities Commission		New Zealand
	Registrar of Securities, Prince Edward Island		Philippines
	L'Autorite des marches financiers		South Africa
	Securities Division, Saskatchewan Financial Services Commission		United Kingdom
	Securities Registry, Government of the Northwest Territories		USA
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject:     Provident Energy Trust (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on May 13, 2005, to the registered holders of Trust Units of the Corporation:

    1.       2005 First Quarter Financial Statements as of March 31, 2005

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
June Lam
Assist. Trust Officer
Corporate Trust
(403) 267-6892
(403) 267-6598

cc:	Provident Energy Trust
Lynn Ranneli